August 17, 2006


Via Facsimile (501) 975-3001

H. Watt Gregory, III, Esq.
Kutak Rock LLP
Suite 2000
124 West Capitol Avenue
Little Rock, Arkansas 72201
(501) 975-30000

RE:	Acxiom Corporation
      Schedule TO-I filed August 7, 2006
	File No. 005-36226

Dear Mr. Gregory:

      We have the following comments on the above-referenced filing:

Schedule TO-I
Determination of Validity. . . . page 20

1. We note your statement that your "interpretation of the terms of the tender offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties." Please revise this sentence to more precisely define its scope. It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all parties. For example, while you may assert an offer condition when it is triggered, when parties contest asserted conditions, the judgments of courts of law are generally considered final and binding in such matters. Please make corresponding revisions throughout your document, including, but not limited to, the last sentence of your section entitled "Conditions of the Tender Offer."

Conditions of the Tender Offer, page 23

2. In the first paragraph you state that you may terminate this offer if one of the listed events occurs and you determine in your reasonable judgment that the occurrence of the event makes it inadvisable to proceed with the offer. You have the right to decide whether to terminate or proceed with your offer if a listed offer condition is "triggered." However, if you go forward with the offer despite the occurrence of one of the listed events, you must waive the applicable condition. Waiver of an offer condition may require extension of the offer and dissemination of additional offer materials. You may not use the language in the first paragraph of this section to tacitly waive an offer condition by failing to assert it. Please confirm your understanding in a supplemental response.

3. We refer to the first sentence of the first paragraph of this section. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of objective verification, and outside of your control. The phrase "regardless of the circumstances giving rise to such event" implies that you may assert an offer condition even when the condition is "triggered" by your own action or inaction. Please revise the disclosure found here and in the last paragraph. Please make corresponding revisions throughout your document including, but not limited to, the first sentence of the last paragraph of this section.

4. We note your first, third and sixth offer conditions regarding any event or events occurring that "in [your] reasonable judgment, could materially and adversely affect [you or your] subsidiaries` business, condition (financial or otherwise,) income, operations or prospects.

.. . ."  Please revise to specify or generally describe the
prospects to which you refer and clarify what you mean by conditions other than financial, so that security holders will have the ability to objectively determine whether each condition has been triggered.
Please make corresponding changes at page 3.

5. We reference the first sentence of your sixth offer condition. Describe what you mean by any change occurring or threatened in your "stock ownership" that is contemplated. Finally, tell us why it is appropriate that you may make such offer condition based on a "threatened" change as contemplated by this condition. Please revise this condition to specify or generally describe what you mean so that security holders will have the ability to objectively determine whether the condition has been triggered.

Condensed Historical Financial Information, page 27

6. We note that you incorporate certain SEC filings by reference on page 32. Where you incorporate the financial statements by reference, please clearly identify the information incorporated by page, paragraph, caption or otherwise. Please see Instruction 3 to Item 10 of Schedule TO.

7. Please eliminate the phrase from the last paragraph that the summary "is qualified in its entirety" by reference to information incorporated by reference. The qualification suggests that the offer summary may not be materially complete.

Additional Information About Us, page 32

8. Please note that the address of the SEC has changed to 100 F
Street, N.E., Washington, D.C. 20549.

Incorporation by Reference, page 32

9. We note your statement that you incorporate by reference into this Offer to Purchase the documents listed and any additional documents you may file with the Commission between the date of this offer and the expiration date. Schedule TO does not allow you to "forward" incorporate by reference to documents not yet filed. If you wish to incorporate by reference such future filings, you must amend to specifically name them. Please confirm your understanding of this to us in a supplemental response.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the Company and its management are in possession of all facts relating to a Company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

* the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Direct any questions to me at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.


						Very truly yours,


						Celeste M. Murphy
						Special Counsel
						Office of Mergers & Acquisitions